Rize Up Bakery LLC

Profit and Loss

January - October, 2022

	TOTAL
Income	**$539,370.71**
Cost of Goods Sold	
Channel Selling Fees	**667.05**
Cost of labor - COS	**224,625.11**
Raw Materials	**82,103.57**
Total Cost of Goods Sold	**$307,395.73**
GROSS PROFIT	**$231,974.98**
Expenses	
Advertising & Marketing	20,983.16
Auto	**26,822.67**
Bank Charges & Fees	232.26
Contractors	26,828.75
Dues & Subscriptions	6,628.34
Equipment Rental	1,396.92
Farmers Market	2,217.71
Fixed Overhead	
Insurance	22,957.63
Janitorial	10,301.80
Legal & Professional Services	1,019.00
Rent	29,600.00
Taxes & Licenses	3,219.48
Telephone & Internet	3,014.33
Utilities	19,340.63
Total Fixed Overhead	**89,452.87**
Meals & Entertainment	4,749.22
Merchant Service Fees	**8,582.18**
Miscellaneous Expense	**654.14**
Moving Expense	3,000.00
Office Expenses	**11,716.80**
Office Supplies & Software	3,660.31
Permits & Fees	1,325.00
Repairs & Maintenance	**6,925.39**
Shipping, Freight & Delivery - COS	**4,384.55**
Smallwares	19,345.92
Uniforms	736.68
Water & Garbage	328.48
Total Expenses	**$239,971.35**
NET OPERATING INCOME	**$ -7,996.37**
Other Income	**$3.08**
NET OTHER INCOME	**$3.08**
NET INCOME	**$ -7,993.29**

Rize Up Bakery LLC

Balance Sheet
As of October 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$13,410.77**
Accounts Receivable	**$11,560.00**
Other Current Assets	**$6,170.01**
Total Current Assets	**$31,140.78**
Fixed Assets	
Accumulated Depreciation	-49,658.91
Leasehold Improvements	**15,125.17**
Machinery & Equipment	
Baguetts Machine	12,491.88
Delivery Truck	6,000.00
Delivery Van	48,781.18
Dough Producing Machine (Rounder)	8,726.30
Equipment (2020)	35,767.00
Equipment 2022	7,000.00
Hydraulic Divider	11,392.50
Kitchen Appliances (2020)	13,758.00
Mixer	5,500.00
Oven - Stoneheart 1224D	69,000.00
Ovens	32,333.26
Speed Racks & Sheet Trays	1,600.00
Tents	3,779.70
Walk in Cooler	23,056.44
Water Meter	4,068.76
Total Machinery & Equipment	**283,255.02**
Total Fixed Assets	**$248,721.28**
Other Assets	
Rental Depost	63,000.00
Total Other Assets	**$63,000.00**
TOTAL ASSETS	**$342,862.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$49,750.00**
Credit Cards	**$5,045.58**
Other Current Liabilities	**$732.06**
Total Current Liabilities	**$55,527.64**

Rize Up Bakery LLC

Balance Sheet
As of October 31, 2022

	TOTAL
Long-Term Liabilities	
Notes Payable	10,000.00
Total Long-Term Liabilities	**$10,000.00**
Total Liabilities	**$65,527.64**
Equity	
Opening Balance Equity	26,798.94
Owner's Investment	**354,760.00**
Owner's Pay & Personal Expenses	-627.32
Retained Earnings	-95,603.91
Net Income	-7,993.29
Total Equity	**$277,334.42**
TOTAL LIABILITIES AND EQUITY	**$342,862.06**

Rize Up Bakery LLC

Statement of Cash Flows
January - October, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,993.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-11,277.70
Channel Clearing Account:Shopify rizeupsourdough.myshopify.com Clearing Account	-6,170.01
Prepaid Rent	5,042.20
Machinery & Equipment:Walk in Cooler	-23,056.44
Accounts Payable	49,750.00
Credit Card	3,540.09
401(k) Payable (Employee)	0.00
California Department of Tax and Fee Administration Payable	0.00
Payroll Tax Payable	0.00
Sales Tax Payable	-46.08
Wages Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,782.06**
Net cash provided by operating activities	**$9,788.77**
INVESTING ACTIVITIES	
Leasehold Improvements:1160 Howard	-5,500.00
Machinery & Equipment:Equipment 2022	-7,000.00
Machinery & Equipment:Oven - Stoneheart 1224D	-69,000.00
Machinery & Equipment:Speed Racks & Sheet Trays	-1,600.00
Machinery & Equipment:Tents	-3,779.70
Rental Depost	-63,000.00
Net cash provided by investing activities	**$ -149,879.70**
FINANCING ACTIVITIES	
Notes Payable	10,000.00
Owner's Investment	120,843.54
Net cash provided by financing activities	**$130,843.54**
NET CASH INCREASE FOR PERIOD	**$ -9,247.39**
Cash at beginning of period	22,658.16
CASH AT END OF PERIOD	**$13,410.77**